SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.  20549

                                FORM 11-K

               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1995

                                   OR

         / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from ______ to ______

                       Commission File No.1-3103-2


                New York State Electric & Gas Corporation
            Tax Deferred Savings Plan for Salaried Employees
        --------------------------------------------------------
                        (Full title of the plan)




                New York State Electric & Gas Corporation
        --------------------------------------------------------
      (Name of issuer of the securities held pursuant to the plan)




              P. O. Box 3287, Ithaca, New York  14852-3287
        --------------------------------------------------------
                 (Address of principal executive office)

                           REQUIRED INFORMATION

The Tax Deferred Savings Plan for Salaried Employees ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1995 and 1994, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Tax Deferred Savings Plan for Salaried Employees has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


New York State Electric & Gas Corporation Tax
Deferred Savings Plan for Salaried Employees





By           Richard R. Benson                      June 11, 1996
             Richard R. Benson
             Committee Member




By          Gerald E. Putman                        June 11, 1996
            Gerald E. Putman
            Committee Member




By         Sherwood J. Rafferty                     June 11, 1996
           Sherwood J. Rafferty
           Committee Member

                               APPENDIX 1

                NEW YORK STATE ELECTRIC & GAS CORPORATION
            TAX DEFERRED SAVINGS PLAN FOR SALARIED EMPLOYEES


                     FINANCIAL STATEMENTS AS OF AND
             FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994,
           SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
           DECEMBER 31, 1995 AND INDEPENDENT AUDITORS' REPORT

                    New York State Electric & Gas Corporation
               Tax Deferred Savings Plan for Salaried Employees

                          Year ended December 31, 1995


                                     INDEX


Report of Independent Auditors .......................................... F-1
Statements of Net Assets Available for Benefits, With Fund
  Information--December 31, 1995......................................... F-2
Statements of Net Assets Available for Benefits, With Fund
  Information--December 31, 1994......................................... F-4
Statement of Changes in Net Assets Available for Benefits, With
  Fund Information--Year ended December 31, 1995......................... F-6
Statement of Changes in Net Assets Available for Benefits, With
  Fund Information--Year ended December 31, 1994......................... F-10
Statement of Changes in Net Assets Available for Benefits, With
  Fund Information--Year ended December 31, 1993......................... F-14
Notes to Financial Statements ........................................... F-18
Schedule of Assets Held for Investment Purposes--December 31, 1995....... F-24
Schedule of Reportable Transactions--Year ended December 31, 1995........ F-25
Consent of Independent Auditors ......................................... F-26

                  REPORT OF INDEPENDENT AUDITORS

Tax Deferred Savings Plan for Salaried Employees
  Administrative Committee
New York State Electric & Gas Corporation

We have audited the accompanying statements of net assets available for benefits of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Salaried Employees as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Salaried Employees at December 31, 1995 and 1994, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                Ernst & Young LLP
Syracuse, New York
April 17, 1996

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Salaried Employees

                              Statements of Net Assets Available for Benefits, With Fund Information

                                                         December 31, 1995



                                                                         Fund Information
                                       ----------------------------------------------------------------------------------------
                                                                                                       Guaranteed
                                         Capital                   Government    Money      Company    Investment
                                       Appreciation     Equity     Obligation    Market      Stock      Contract
                                          Fund           Fund         Fund       Fund        Fund         Fund        Subtotal
                                       ----------------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 3):
  Guaranteed investment contracts                                                                      $3,319,662   $ 3,319,662
  Common stock of New York State
    Electric & Gas Corporation
    (cost - $29,389,858)                                                                  $31,027,515                31,027,515
  Other (cost - $49,026,495)           $23,610,555    $24,920,863  $3,103,601 $4,885,098                             56,520,117
  Loans to participants (Note 2)
                                       ----------------------------------------------------------------------------------------
Net assets available for benefits      $23,610,555    $24,920,863  $3,103,601 $4,885,098  $31,027,515  $3,319,662   $90,867,294
                                       ========================================================================================

                                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Salaried Employees

                         Statements of Net Assets Available for Benefits, With Fund Information (Continued)

                                                          December 31, 1995




                                                               Fund Information
                                      ------------------------------------------------------------------
                                                             Asset       Asset       Asset
                                      Subtotal    Global   Allocation  Allocation  Allocation
                                      Brought     Growth     Growth     Balanced  Conservative     Loan
                                      Forward      Fund     Portfolio  Portfolio   Portfolio       Fund         Total
                                    -----------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 3):
  Guaranteed investment contracts   $ 3,319,662                                                             $ 3,319,662
  Common stock of New York State
    Electric & Gas Corporation
    (cost - $29,389,858)             31,027,515                                                              31,027,515
  Other (cost - $49,026,495)         56,520,117 $1,514,329  $801,940    $698,912    $273,968                 59,809,266
  Loans to participants (Note 2)                                                                $3,033,421    3,033,421
                                    -----------------------------------------------------------------------------------
Net assets available for benefits   $90,867,294 $1,514,329  $801,940    $698,912    $273,968    $3,033,421  $97,189,864
                                    ===================================================================================



See notes to financial statements.

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Salaried Employees

                              Statements of Net Assets Available for Benefits, With Fund Information
                                                         December 31, 1994



                                                                        Fund Information
                                       ----------------------------------------------------------------------------------------
                                                                                                       Guaranteed
                                         Capital                   Government    Money      Company    Investment
                                       Appreciation     Equity     Obligation    Market      Stock      Contract
                                          Fund           Fund         Fund       Fund        Fund         Fund        Subtotal
                                       ----------------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 3):
  Guaranteed investment contracts                                                                      $4,802,682   $ 4,802,682
  Common stock of New York State
    Electric & Gas Corporation
    (cost - $28,364,904)                                                                  $22,058,781                22,058,781
  Other (cost - $37,473,497)           $14,869,619    $17,143,871  $2,644,963 $3,241,692                             37,900,145
  Loans to participants (Note 2)
                                       ----------------------------------------------------------------------------------------
Net assets available for benefits      $14,869,619    $17,143,871  $2,644,963 $3,241,692  $22,058,781  $4,802,682   $64,761,608
                                       ========================================================================================

                                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Salaried Employees

                         Statements of Net Assets Available for Benefits, With Fund Information (Continued)
                                                          December 31, 1994



                                                              Fund Information
                                    ---------------------------------------------------------------------
                                                             Asset       Asset       Asset
                                      Subtotal    Global   Allocation  Allocation  Allocation
                                      Brought     Growth     Growth     Balanced  Conservative     Loan
                                      Forward      Fund     Portfolio  Portfolio   Portfolio       Fund         Total
                                    -----------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 3):
  Guaranteed investment contracts   $ 4,802,682                                                             $ 4,802,682
  Common stock of New York State
    Electric & Gas Corporation
    (cost - $28,364,904)             22,058,781                                                              22,058,781
  Other (cost - $37,473,497)         37,900,145  $448,417    $283,706    $90,733    $116,808                 38,839,809
  Loans to participants (Note 2)                                                                $2,556,481    2,556,481
                                    -----------------------------------------------------------------------------------
Net assets available for benefits   $64,761,608  $448,417    $283,706    $90,733    $116,808    $2,556,481  $68,257,753
                                    ===================================================================================



See notes to financial statements.

                                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Salaried Employees

                           Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                     Year ended December 31, 1995



                                                                         Fund Information
                                      -----------------------------------------------------------------------------------------
                                                                                                         Guaranteed
                                        Capital                   Government    Money       Company      Investment
                                      Appreciation     Equity     Obligation    Market       Stock        Contract
                                         Fund           Fund         Fund       Fund         Fund           Fund      Subtotal
                                      -----------------------------------------------------------------------------------------
Additions (Notes 1, 2, and 3)
Investment income:
  Net unrealized appreciation in
    current value of securities         $4,606,021   $4,403,980   $ 195,335               $ 7,943,876               $17,149,212
  Net realized gain (loss) on
    security sales:
      Common stock of New York State
        Electric & Gas Corporation                                                            264,194                   264,194
      Other                                432,733      393,762      28,162                                             854,657
                                      -----------------------------------------------------------------------------------------
                                         5,038,754    4,797,742     223,497                 8,208,070                18,268,063
  Dividends:
    New York State Electric & Gas
      Corporation                                                                           1,692,966                 1,692,966
    Other (including capital gain
      distributions from mutual funds
      of $2,117,871)                     1,245,657    1,608,617     201,913     $  244,233                            3,300,420
  Interest on securities                                                                                 $  232,246     232,246
  Interest on loans to participants
                                      -----------------------------------------------------------------------------------------
                                         6,284,411    6,406,359     425,410        244,233  9,901,036       232,246  23,493,695
Contributions:
  Employer                                                                                    969,088                   969,088
  Employee                               1,894,802    1,593,465     287,229        350,812  1,581,913                 5,708,221
Transfers from other plan (Note 7)                                                            595,628                   595,628
Transfers from Hourly Plan                  19,625       67,960       5,597         13,487    122,130         3,128     231,927
Interfund transfers (net)                1,144,499      678,310     (10,483)     1,274,536 (3,236,549)   (1,517,689) (1,667,376)
                                      -----------------------------------------------------------------------------------------
Total additions                          9,343,337    8,746,094     707,753      1,883,068  9,933,246    (1,282,315) 29,331,183

                                              New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Salaried Employees

                          Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                      Year ended December 31, 1995
                                                              (Continued)



                                                                        Fund Information
                                       -----------------------------------------------------------------------------------------
                                                                                                         Guaranteed
                                         Capital                   Government    Money      Company      Investment
                                       Appreciation     Equity     Obligation    Market      Stock        Contract
                                          Fund           Fund         Fund       Fund         Fund          Fund      Subtotal
                                       -----------------------------------------------------------------------------------------
Balance brought forward                $ 9,343,337     $8,746,094  $  707,753  $1,883,068 $ 9,933,246   $(1,282,315) $29,331,183

Deductions (Notes 2 and 6)
Withdrawal benefits-stock                                                                     924,194                    924,194
Withdrawal benefits-cash                   595,322        961,992     247,967     237,034                   188,561    2,230,876
Administrative fees                          7,079          7,110       1,148       2,628      40,318        12,144       70,427
                                      ------------------------------------------------------------------------------------------
Total deductions                           602,401        969,102     249,115     239,662     964,512       200,705    3,225,497
                                      ------------------------------------------------------------------------------------------
Net increase (decrease)                  8,740,936      7,776,992     458,638   1,643,406   8,968,734    (1,483,020)  26,105,686
Net assets available for benefits
  at beginning of year                  14,869,619     17,143,871   2,644,963   3,241,692  22,058,781     4,802,682   64,761,608
                                      ------------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                       $23,610,555    $24,920,863  $3,103,601  $4,885,098 $31,027,515   $ 3,319,662  $90,867,294
                                      ==========================================================================================

                                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Salaried Employees

                     Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                     Year Ended December 31, 1995


                                                                 Fund Information
                                     -----------------------------------------------------------------------------
                                                                    Asset       Asset        Asset
                                         Subtotal       Global    Allocation  Allocation   Allocation
                                         Brought        Growth      Growth     Balanced   Conservative     Loan
                                         Forward         Fund     Portfolio   Portfolio    Portfolio       Fund         Total
                                     -------------------------------------------------------------------------------------------
Additions (Notes 1, 2, and 3)
Investment income:
  Net unrealized appreciation in
    current value of securities        $17,149,212    $   94,345  $ 46,635    $ 38,844     $ 31,295                  $17,360,331
  Net realized gain (loss) on
    security sales:
      Common stock of New York State
        Electric & Gas Corporation         264,194                                                                       264,194
      Other                                854,657       (26,139)   34,941       6,174       (6,433)                     863,200
                                     -------------------------------------------------------------------------------------------
                                        18,268,063        68,206    81,576      45,018       24,862                   18,487,725
  Dividends:
    New York State Electric & Gas
      Corporation                        1,692,966                                                                     1,692,966
    Other (including capital gain
      distributions from mutual funds
      of $2,117,871                      3,300,420        80,519    38,508      34,339       14,444                    3,468,230
  Interest on securities                   232,246                                                                       232,246
  Interest on loans to participants                                                                     $198,579         198,579
                                       -----------------------------------------------------------------------------------------
                                        23,493,695       148,725   120,084      79,357       39,306      198,579      24,079,746
Contributions:
  Employer                                 969,088                                                                       969,088
  Employee                               5,708,221       306,783   171,066      98,929       19,746                    6,304,745
Transfers from other plan (Note 7)         595,628                                                                       595,628
Transfers from Hourly Plan                 231,927           567    13,625                                15,919         262,038
Interfund transfers (net)               (1,667,376)      654,672   213,726     430,205      106,331      262,442               0
                                       -----------------------------------------------------------------------------------------
Total additions                         29,331,183     1,110,747   518,501     608,491      165,383      476,940      32,211,245

                                                New York State Electric & Gas Corporation
                                           Tax Deferred Savings Plan for Salaried Employees

                     Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                     Year ended December 31, 1995
                                                               (Continued)


                                                                  Fund Information
                                     --------------------------------------------------------------------------
                                                                   Asset       Asset       Asset
                                        Subtotal      Global     Allocation  Allocation  Allocation
                                        Brought       Growth       Growth     Balanced  Conservative     Loan
                                        Forward        Fund      Portfolio   Portfolio   Portfolio       Fund        Total
                                     ----------------------------------------------------------------------------------------
Balance brought forward               $29,331,183   $1,110,747    $518,501    $608,491    $165,383    $  476,940  $32,211,245

Deductions (Notes 2 and 6)
Withdrawal benefits-stock                 924,194                                                                     924,194
Withdrawal benefits-cash                2,230,876       44,518          73         200       8,186                  2,283,853
Administrative fees                        70,427          317         194         112          37                     71,087
                                     ----------------------------------------------------------------------------------------
Total deductions                        3,225,497       44,835         267         312       8,223                  3,279,134
                                     ----------------------------------------------------------------------------------------
Net increase (decrease)                26,105,686    1,065,912     518,234     608,179     157,160       476,940   28,932,111
Net assets available for
  benefits at beginning of year        64,761,608      448,417     283,706      90,733     116,808     2,556,481   68,257,753
                                     ----------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year             $90,867,294   $1,514,329    $801,940    $698,912    $273,968    $3,033,421  $97,189,864
                                     ========================================================================================



See notes to financial statements.

                                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Salaried Employees

                           Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                     Year ended December 31, 1994

                                                                        Fund Information
                                      -----------------------------------------------------------------------------------------
                                                                                                         Guaranteed
                                        Capital                   Government    Money       Company      Investment
                                      Appreciation     Equity     Obligation    Market       Stock        Contract
                                         Fund           Fund         Fund       Fund         Fund           Fund      Subtotal
                                      -----------------------------------------------------------------------------------------
Additions (Notes 1, 2, and 3)
Investment income:
  Net unrealized (depreciation)
    in current value of securities    $  (462,361)   $(1,089,989) $ (201,286)           $(10,937,361)              $(12,690,997)
  Net realized (loss) on security
    sales:
      Common stock of New York State
        Electric & Gas Corporation                                                        (1,564,379)                (1,564,379)
      Other                               (46,069)       (37,127)    (79,576)                                          (162,772)
                                      -----------------------------------------------------------------------------------------
                                         (508,430)    (1,127,116)   (280,862)            (12,501,740)               (14,418,148)
  Dividends:
    New York State Electric & Gas
      Corporation                                                                          2,064,361                  2,064,361
    Other (including capital gain
      distributions from mutual
      funds of $1,215,614)                625,013      1,077,156     206,037    $114,385                              2,022,591
  Interest on securities                                                                                $254,501        254,501
  Interest on loans to participants
                                      -----------------------------------------------------------------------------------------
                                          116,583        (49,960)    (74,825)    114,385 (10,437,379)    254,501    (10,076,695)
Contributions:
  Employer                                                                                   979,632                    979,632
  Employee                              1,927,114      1,688,660     390,000     280,503   1,920,860                  6,207,137
Transfers from other plan (Note 7)                                                         3,564,839                  3,564,839
Transfers from Hourly Plan                 29,009         44,295       2,075      17,982     114,660       5,920        213,941
Interfund transfers (net)                 888,022        231,477    (159,383)    304,397  (1,703,361)   (228,183)      (667,031)
                                      -----------------------------------------------------------------------------------------
Total additions                         2,960,728      1,914,472     157,867     717,267  (5,560,749)     32,238        221,823

                                              New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Salaried Employees

                           Statement of Changes in Net Assets Available for Benefits, With Fund Information
                                                      Year ended December 31, 1994
                                                              (Continued)



                                                                           Fund Information
                                      ------------------------------------------------------------------------------------------
                                                                                                         Guaranteed
                                         Capital                   Government    Money      Company      Investment
                                       Appreciation     Equity     Obligation    Market      Stock        Contract
                                          Fund           Fund         Fund       Fund         Fund          Fund      Subtotal
                                      ------------------------------------------------------------------------------------------
Balance brought forward               $ 2,960,728   $ 1,914,472  $  157,867  $  717,267  $(5,560,749)  $   32,238   $   221,823

Deductions (Notes 2 and 6)
Withdrawal benefits-stock                                                                  2,180,166                  2,180,166
Withdrawal benefits-cash                  657,217     1,336,302     431,999     387,785                   357,542     3,170,845
Administrative fees                         5,011         5,505         918       1,472       15,107       15,050        43,063
                                      -----------------------------------------------------------------------------------------
Total deductions                          662,228     1,341,807     432,917     389,257    2,195,273      372,592     5,394,074
                                      -----------------------------------------------------------------------------------------
Net increase (decrease)                 2,298,500       572,665    (275,050)    328,010   (7,756,022)    (340,354)   (5,172,251)
Net assets available for plan
  benefits at beginning of year        12,571,119    16,571,206   2,920,013   2,913,682   29,814,803    5,143,036    69,933,859
                                      -----------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year             $14,869,619   $17,143,871  $2,644,963  $3,241,692  $22,058,781   $4,802,682   $64,761,608
                                      =========================================================================================

                                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Salaried Employees

                     Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                     Year Ended December 31, 1994

                                                                 Fund Information
                                     -----------------------------------------------------------------------------
                                                                    Asset       Asset        Asset
                                         Subtotal       Global    Allocation  Allocation   Allocation
                                         Brought        Growth      Growth     Balanced   Conservative     Loan
                                         Forward         Fund     Portfolio   Portfolio    Portfolio       Fund         Total
                                     -------------------------------------------------------------------------------------------
Additions (Notes 1, 2, and 3)
Investment income:
  Net unrealized (depreciation)
    in current value of securities    $(12,690,997)    $(12,597)  $  (3,298)    $ (65)    $   (302)                $(12,707,259)
  Net realized (loss) on security
    sales:
      Common stock of New York State
        Electric & Gas Corporation      (1,564,379)                                                                  (1,564,379)
      Other                               (162,772)                                                                    (162,772)
                                       -----------------------------------------------------------------------------------------
                                       (14,418,148)     (12,597)     (3,298)      (65)        (302)                 (14,434,410)
  Dividends:
    New York State Electric & Gas
      Corporation                        2,064,361                                                                    2,064,361
    Other (including capital gain
      distributions from mutual
      funds of $1,215,614)               2,022,591       12,753       2,333       452        1,267                    2,039,396
  Interest on securities                   254,501                                                                      254,501
  Interest on loans to participants                                                                    $164,800         164,800
                                       ----------------------------------------------------------------------------------------
                                       (10,076,695)         156        (965)      387          965      164,800      (9,911,352)
Contributions:
  Employer                                 979,632                                                                      979,632
  Employee                               6,207,137       20,157      10,134     7,362        1,491                    6,246,281
Transfers from other plan (Note 7)       3,564,839                                                                    3,564,839
Transfers from Hourly Plan                 213,941                                                                      213,941
Interfund transfers (net)                 (667,031)     428,104     274,537    82,984      114,352     (232,946)              0
                                       ----------------------------------------------------------------------------------------
Total additions                            221,823      448,417     283,706    90,733      116,808      (68,146)      1,093,341

                                                New York State Electric & Gas Corporation
                                           Tax Deferred Savings Plan for Salaried Employees

                     Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                     Year ended December 31, 1994
                                                               (Continued)


                                                                  Fund Information
                                     --------------------------------------------------------------------------
                                                                   Asset       Asset       Asset
                                        Subtotal      Global     Allocation  Allocation  Allocation
                                        Brought       Growth       Growth     Balanced  Conservative     Loan
                                        Forward        Fund      Portfolio   Portfolio   Portfolio       Fund        Total
                                     ---------------------------------------------------------------------------------------
Balance brought forward                $   221,823    $448,417    $283,706    $90,733    $116,808    $  (68,146)  $ 1,093,341

Deductions (Notes 2 and 6)
Withdrawal benefits-stock                2,180,166                                                                  2,180,166
Withdrawal benefits-cash                 3,170,845                                                                  3,170,845
Administrative fees                         43,063                                                                     43,063
                                       --------------------------------------------------------------------------------------
Total deductions                         5,394,074                                                                  5,394,074
                                       --------------------------------------------------------------------------------------
Net increase (decrease)                 (5,172,251)    448,417     283,706     90,733     116,808       (68,146)   (4,300,733)
Net assets available for plan
  benefits at beginning of year         69,933,859           -           -          -           -     2,624,627    72,558,486
                                     ----------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year              $64,761,608   $ 448,417    $283,706    $90,733    $116,808    $2,556,481   $68,257,753
                                     ========================================================================================



See notes to financial statements.

                                               New York State Electric & Gas Corporation
                                           Tax Deferred Savings Plan for Salaried Employees

                           Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                  Year Ended December 31, 1993

                                                                          Fund Information
                                      ------------------------------------------------------------------------------------------
                                                                                                          Guaranteed
                                        Capital                  Government    Money        Company       Investment
                                      Appreciation     Equity    Obligation    Market        Stock         Contract
                                          Fund          Fund       Fund        Fund          Fund            Fund       Subtotal
                                      ------------------------------------------------------------------------------------------
Additions (Notes 1, 2, and 3)
Investment income:
  Net unrealized appreciation
    (depreciation) in current
    value of securities               $ 1,274,271   $  591,753  $  (56,156)               $(1,568,895)              $   240,973
  Net realized gain (loss) on
    security sales:
      Common stock of New York State
        Electric & Gas Corporation                                                            160,094                   160,094
      Other                                52,158       57,114      (1,111)                                             108,161
                                      -----------------------------------------------------------------------------------------
                                        1,326,429      648,867     (57,267)                (1,408,801)                  509,228
  Dividends:
    New York State Electric & Gas
      Corporation                                                                           2,103,495                 2,103,495
    Other (including capital gain
      distributions from mutual
      funds of $1,073,499)                456,645    1,153,634     163,085   $   59,881                               1,833,245
  Interest on securities                                                                                 $  299,764     299,764
  Interest on loans to participants
                                      -----------------------------------------------------------------------------------------
                                        1,783,074    1,802,501     105,818       59,881       694,694       299,764   4,745,732
Contributions:
  Employer                                                                                  1,062,102                 1,062,102
  Employee                              1,614,407    1,469,234     587,474      360,223     2,723,649                 6,754,987
Transfers from other plan (Note 7)                                                          1,009,165                 1,009,165
Transfers from Hourly Plan                 47,447       33,709      23,462       24,344        49,126         6,885     184,973
Interfund transfers (net)               1,605,851    2,510,144     750,035      482,905    (5,196,386)     (360,896)   (208,347)
                                      -----------------------------------------------------------------------------------------
Total additions                         5,050,779    5,815,588   1,466,789      927,353       342,350       (54,247) 13,548,612

                                                New York State Electric & Gas Corporation
                                            Tax Deferred Savings Plan for Salaried Employees

                           Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                       Year ended December 31, 1993
                                                                (Continued)


                                                                              Fund Information
                                      -----------------------------------------------------------------------------------------
                                                                                                         Guaranteed
                                         Capital                 Government      Money       Company     Investment
                                       Appreciation    Equity    Obligation      Market       Stock       Contract
                                          Fund          Fund        Fund         Fund         Fund          Fund      Subtotal
                                      -----------------------------------------------------------------------------------------
Balance brought forward                $5,050,779  $ 5,815,588  $1,466,789  $  927,353  $   342,350      $ (54,247) $13,548,612

Deductions (Notes 2 and 6)
Withdrawal benefits-stock                                                                   585,716                     585,716
Withdrawal benefits-cash                  157,853      341,652      26,200      32,887                      47,418      606,010
Administrative fees                                                                                         18,258       18,258
                                      -----------------------------------------------------------------------------------------
Total deductions                          157,853      341,652      26,200      32,887      585,716         65,676    1,209,984
                                      -----------------------------------------------------------------------------------------
Net increase (decrease)                 4,892,926    5,473,936   1,440,589     894,466     (243,366)      (119,923)  12,338,628
Net assets available for plan
  benefits at beginning of year         7,678,193   11,097,270   1,479,424   2,019,216   30,058,169      5,262,959   57,595,231
                                      -----------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year             $12,571,119  $16,571,206  $2,920,013  $2,913,682  $29,814,803     $5,143,036  $69,933,859
                                      =========================================================================================

                                            New York State Electric & Gas Corporation
                                        Tax Deferred Savings Plan for Salaried Employees

                     Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                   Year Ended December 31, 1993

                                          Subtotal
                                          Brought        Loan
                                          Forward        Fund         Total
                                        -------------------------------------
Additions (Notes 1, 2, and 3)
Investment income:
  Net unrealized appreciation
    (depreciation) in current
    value of securities                 $   240,973               $   240,973
  Net realized gain (loss) on
    security sales:
      Common stock of New York State
        Electric & Gas Corporation          160,094                   160,094
      Other                                 108,161                   108,161
                                       --------------------------------------
                                            509,228                   509,228
  Dividends:
    New York State Electric & Gas
      Corporation                         2,103,495                 2,103,495
    Other (including capital gain
      distributions from mutual
      funds of $1,073,499)                1,833,245                 1,833,245
  Interest on securities                    299,764                   299,764
  Interest on loans to participants                  $  172,628      172,628
                                       --------------------------------------
                                          4,745,732      172,628    4,918,360
Contributions:
  Employer                                1,062,102                 1,062,102
  Employee                                6,754,987                 6,754,987
Transfers from other plan (Note 7)        1,009,165                 1,009,165
Transfers from Hourly Plan                  184,973                   184,973
Interfund transfers (net)                  (208,347)     208,347            0
                                        -------------------------------------
Total additions                          13,548,612      380,975   13,929,587


/TABLE

                                              New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Salaried Employees

                     Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                     Year Ended December 31, 1993
                                                              (Continued)


                                          Subtotal
                                          Brought        Loan
                                          Forward        Fund         Total
                                        -------------------------------------
Balance brought forward                 $13,548,612  $  380,975   $13,929,587

Deductions (Notes 2 and 6)
Withdrawal benefits-stock                   585,716                   585,716
Withdrawal benefits-cash                    606,010                   606,010
Administrative fees                          18,258                    18,258
                                        -------------------------------------
Total deductions                          1,209,984                 1,209,984
                                        -------------------------------------
Net increase (decrease)                  12,338,628     380,975    12,719,603
Net assets available for plan
  benefits at beginning of year          57,595,231   2,243,652    59,838,883
                                        -------------------------------------
Net assets available for plan
  benefits at end of year               $69,933,859  $2,624,627   $72,558,486
                                        =====================================



See notes to financial statements.

                  New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Salaried Employees

                        Notes to Financial Statements

                     December 31, 1995, 1994, and 1993


1.   SIGNIFICANT ACCOUNTING POLICIES

The New York State Electric & Gas Corporation Tax Deferred Savings Plan for Salaried Employees (the Salaried Plan) was established effective January 1, 1985 to provide for before-tax contributions in accordance with Internal Revenue Code (Code) Section 401(k). The Salaried Plan is maintained on the accrual basis.

Guaranteed investment contracts are valued at contract value (which approximates fair market value) which represents contributions plus interest thereon at the contract rate.

Other investments are carried at current value using the market price at closing on the last business day of the year.

The change during the period between current value and carrying value is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) in current value of securities.

Realized gains (losses) are calculated as the difference between the proceeds of assets sold during the year and the market value of these assets at the beginning of the year (or the purchase price if the assets sold were acquired during the year).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   DESCRIPTION OF THE SALARIED PLAN

The Salaried Plan is a defined contribution plan for the exclusive benefit of New York State Electric & Gas Corporation (Company) employees who are eligible to participate under the Salaried Plan provisions.

Contributions by the participants are invested, at the election of the participant, in one or a combination of the following nine funds: (1) the Company Stock Fund, consisting of common stock of the Company; (2) the Equity Fund, a mutual fund, consisting primarily of common stock; (3) the Money Market Fund, a mutual fund, consisting of money market instruments; (4) the Capital Appreciation Fund, a mutual fund, consisting primarily of common stock; (5) the Government Obligation Fund, a mutual fund, consisting of securities that are backed by the full faith and credit of the United States Government; (6) the Global Growth Fund, a mutual fund, consisting primarily of U.S. and international common stocks; or (7) the three Asset Allocation funds,

                 New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Salaried Employees

                 Notes to Financial Statements  (Continued)


2.   DESCRIPTION OF THE SALARIED PLAN (Continued)

consisting primarily of equity and fixed income securities. Effective January 1, 1992, the Guaranteed Investment Contract Fund did not accept any new investments. Prior to November 18, 1988, the Guaranteed Investment Contract Fund consisted of investments in insurance contracts that guaranteed an effective annual rate of interest through a specified period, and effective November 18, 1988, included investments in securities and other obligations issued by any company that guaranteed an effective annual rate of interest through a specified period.

An employee not covered by a collective bargaining agreement is eligible for participation in the Salaried Plan generally upon completion of at least 1,000 hours of service during the 12 consecutive month period beginning on the date of employment or any anniversary thereof.

Employee contributions, with certain exceptions, range from 1% to 15% of the participant's base compensation plus any overtime pay. A participant's total contribution could not exceed $9,240 per year in 1995 and 1994, $8,994 per year in 1993 (excluding any Company contributions). The maximum amount has been increased from time to time for inflation.

During 1995, 1994 and 1993, the Company contributed solely to the Company Stock Fund an amount equivalent to 25% of the participant's contributions to any fund (up to 1.5% of the participant's annual base compensation as of the first day of the year).

Contributions are also subject to limitations stipulated by the Code.

Contributions to the Salaried Plan are allocated to participant accounts. Participants have full and immediate vesting rights in all contributions, Salaried Plan earnings, and other amounts allocated to their accounts.

Effective July 1, 1994, changes in investment choices and transfers among funds (other than the Guaranteed Investment Contract Fund and the Company's contribution to the Company Stock Fund) are made directly between the participant and the trustee and may be made at any time. Previously, changes in investment choices and transfers could be made once each calendar quarter on any day of the calendar quarter. Subject to certain restrictions, transfers from the Guaranteed Investment Contract Fund (with the exception of amounts related to 1987 contributions) were made only on January 1 of each year.

Participants may obtain a distribution of their accounts due to financial hardship or upon request after attaining the age of 59-1/2.

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Salaried Employees

                  Notes to Financial Statements  (Continued)


2.   DESCRIPTION OF THE SALARIED PLAN (Continued)

Distributions from the Equity Fund, Money Market Fund, Capital Appreciation Fund, Government Obligation Fund, Guaranteed Investment Contract Fund, Global Growth Fund, and the Asset Allocation Funds are made in cash. Distributions from the Company Stock Fund are made in either whole shares of New York State Electric & Gas Corporation common stock or in cash as specified by the participant and subject to approval by the Salaried Plan's administrative committee.

Participants may, under certain circumstances, borrow against their account balances. The principal amount of the loan is subject to certain limitations as defined in the Salaried Plan document. The term of the loan may not exceed five years, and the interest rate established by the Salaried Plan's administrative committee provides the Salaried Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Interest rates range from 6.5% to 10.5%. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's election. If a participant's employment terminates for any reason, the loan will become immediately due and payable.

The Salaried Plan sponsor has the right to discontinue contributions at any time and terminate the Salaried Plan. In the event of termination of the Salaried Plan, the net assets of the Salaried Plan are set aside, first for payment of all Salaried Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

3.   INVESTMENTS

The fair value of individual investments that represent 5% or more of the Salaried Plan's net assets are as follows:

                                                        December 31,
                                                      1995        1994
                                                  ------------------------
  Company Stock Fund:
    New York State Electric & Gas
      Corporation common stock                    $31,027,515  $22,058,781

  Capital Appreciation Fund:
    Putnam Voyager Fund                            23,610,555   14,869,619

  Equity Fund:
    Putnam Fund for Growth and Income              24,920,863   17,143,871

  Money Market Fund:
    Putnam Money Market Fund                        4,885,098    3,241,692

                    New York State Electric & Gas Corporation
               Tax Deferred Savings Plan for Salaried Employees

                   Notes to Financial Statements  (Continued)

3.   INVESTMENTS (Continued)

The Salaried Plan's investments (including investments bought, sold, and held) appreciated (depreciated) in fair value as follows:

                                               Year ended December 31,
                                           1995         1994          1993
                                      ----------------------------------------
Capital Appreciation Fund              $ 5,038,754  $   (508,430)  $1,326,429
Equity Fund                              4,797,742    (1,127,116)     648,867
Government Obligation Fund                 223,497      (280,862)     (57,267)
Money Market Fund                                -            -            -
Company Stock Fund                       8,208,070   (12,501,740)  (1,408,801)
Guaranteed Investment Contract Fund              -             -            -
Global Growth Fund                          68,206       (12,597)           -
Asset Allocation Growth Portfolio           81,576        (3,298)           -
Asset Allocation Balanced Portfolio         45,018           (65)           -
Asset Allocation Conservative
  Portfolio                                 24,862          (302)           -
                                      ----------------------------------------
                                       $18,487,725  $(14,434,410)  $  509,228
                                      ========================================

Realized gains (losses) on security sales resulted from the following:

                                             Year ended December 31, 1995
                                        --------------------------------------
                                        Aggregate     Aggregate   Net Realized
                                           Cost        Proceeds       Gain
                                        --------------------------------------
     Common stock of New York State
       Electric & Gas Corporation       $1,272,450    $1,536,644  $   264,194
     Other                               5,220,424     6,083,624      863,200

                                             Year ended December 31, 1994
                                        --------------------------------------
                                        Aggregate     Aggregate   Net Realized
                                           Cost        Proceeds      (Loss)
                                        --------------------------------------
     Common stock of New York State
       Electric & Gas Corporation       $6,655,971    $5,091,592  $(1,564,379)
     Other                               5,596,442     5,433,670     (162,772)

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Salaried Employees

                  Notes to Financial Statements  (Continued)

3.   INVESTMENTS (Continued)
                                             Year ended December 31, 1993
                                        --------------------------------------
                                        Aggregate     Aggregate   Net Realized
                                           Cost        Proceeds       Gain
                                        --------------------------------------
     Common stock of New York State
       Electric & Gas Corporation       $6,367,659    $6,527,753  $    160,094
     Other                               1,782,833     1,890,994       108,161

4.   INCOME TAX STATUS

The Company has received a determination letter from the Internal Revenue Service that the Salaried Plan qualifies as a tax deferred savings plan under Sections 401(a) and 401(k) of the Code. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Prospectus for the Salaried Plan and other materials provided to participants include a discussion of the income tax rules applicable to participants with respect to the Salaried Plan.

5.   PARTICIPANTS

At December 31, 1995, 1994, and 1993, respectively, there were 2,130, 2,070, and 1,704 participants in one or more funds as follows:

                                                    1995    1994     1993
                                                   ----------------------
   Capital Appreciation Fund                       1,234   1,172    1,050
   Equity Fund                                     1,233   1,209    1,144
   Government Obligation Fund                        454     470      452
   Money Market Fund                                 711     691      654
   Company Stock Fund                              1,669   1,690    1,661
   Guaranteed Investment Contract Fund               529     565      601
   Global Growth Fund                                286     182        -
   Asset Allocation - Growth Portfolio               110      53        -
   Asset Allocation - Balanced Portfolio              86      44        -
   Asset Allocation - Conservative Portfolio          26      10        -

6.   TRANSACTIONS WITH PARTIES-IN-INTEREST

Prior to 1994, trustee fees related to the Guaranteed Investment Contract Fund were paid by the Salaried Plan, and all other administrative costs of the Salaried Plan were paid by the Company. Beginning in 1994, all fees are paid by the Salaried Plan.

Putnam Investments is the plan administrator.

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Salaried Employees

                  Notes to Financial Statements  (Continued)


7.   TRANSFERS FROM OTHER PLAN

During 1995, 1994, and 1993, respectively, participants elected to transfer 23,882, 135,889 and 41,497 shares of Company stock (cost: $595,628 in 1995,
$3,551,225 in 1994, and $1,009,165 in 1993) from the New York State Electric & Gas Corporation Tax Reduction Act Employee Stock Ownership Plan to the Salaried Plan.

8.   SUBSEQUENT EVENT

At April 17, 1996, the Company's common stock had a market value of $22.125 per share as compared to $25.875 at December 31, 1995. This equates to a decline in market value of $4,496,742 in the Company Stock Fund from December 31, 1995 to April 17, 1996. Based upon the April 17, 1996 stock price, the market value of shares held would be $26,530,773 as compared to the December 31, 1995 value of $31,027,515.

                  New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Salaried Employees

              Schedule of Assets Held for Investment Purposes

                              December 31, 1995


                                       Balance Held at                Market
Name of Issuer and Title of Issue        End of Year       Cost       Value
- ------------------------------------------------------------------------------
Capital Appreciation Fund
  *Putnam Voyager Fund                1,548,233 shares $17,335,805 $23,610,555

Equity Fund
  *Putnam Fund for Growth
     and Income                       1,539,275 shares  20,542,788  24,920,863

Government Obligation Fund
  *Putnam U.S. Government
     Income Trust                       235,300 shares   3,168,512   3,103,601

Money Market Fund
  *Putnam Money Market Fund           4,885,098 shares   4,885,098   4,885,098

Global Growth Fund
  *Putnam Global Growth Fund            151,585 shares   1,432,581   1,514,329

Asset Allocation - Growth Portfolio
  *Putnam Asset Allocation - Growth
   Portfolio                             80,194 shares     758,603     801,940

Asset Allocation - Balanced Portfolio
  *Putnam Asset Allocation - Balanced
   Portfolio                             72,577 shares     660,133     698,912

Asset Allocation - Conservative
  Portfolio
    *Putnam Asset Allocation -
     Conservative Portfolio              29,715 shares     242,975     273,968
                                                       -----------------------
Total                                                  $49,026,495 $59,809,266
                                                       =======================

Company Stock Fund
  *New York State Electric & Gas
      Corporation common stock        1,199,131 shares $29,389,858 $31,027,515
                                                       =======================

Guaranteed Investment Contracts                        $ 3,319,662 $ 3,319,662
                                                       =======================
Loans to participants - interest
  rates from 6.5% to 10.5%                             $         0 $ 3,033,421
                                                       =======================

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Salaried Employees

                     Schedule of Reportable Transactions

                        Year ended December 31, 1995



                                                       Current Value
                                                        of Asset on
                                Purchase    Selling     Transaction   Net Gain
     Description of Assets       Price       Price         Date        (Loss)
- -------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of plan assets

Equity Fund
  *Putnam Fund for Growth
     and Income                $5,622,340               $5,622,340
                                           $2,643,092    2,249,330    $393,762

Capital Appreciation Fund
  *Putnam Voyager Fund          5,900,655                5,900,655
                                            2,199,475    1,766,742     432,733

Company Stock Fund
  *New York State Electric
    & Gas Corporation
    Common Stock                5,820,443                5,820,443
                                            5,059,750    4,795,556     264,194

Money Market Fund
  *Putnam Money Market Fund     3,497,596                3,497,596
                                            1,850,093    1,850,093           0



There were no category (i), (ii), or (iv) reportable transactions during 1995.

                 Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Post-effective Amendment No. 1 to Form S-8 No. 33-31897) pertaining to the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Salaried Employees of our report dated April 17, 1996, with respect to the financial statements and schedules of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Salaried Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1995.

                                             ERNST & YOUNG LLP

Syracuse, New York
June 10, 1996